Exhibit 99.1
Execution Version
MANULIFE FINANCIAL CORPORATION
DEBT SECURITIES
UNDERWRITING AGREEMENT
September 14, 2010

September 14, 2010
To the Underwriters named in Schedule II hereto
Ladies and Gentlemen:
     Manulife Financial Corporation, a Canadian corporation incorporated under the Insurance Companies Act (Canada) (the “Company”), proposes to issue and sell to the underwriters named in Schedule II hereto (the “Underwriters”) the aggregate principal amounts of its 3.40% Senior Notes due 2015 (the “2015 Notes”) and 4.90% Senior Notes due 2020 set forth in Schedule I hereto (the “2020 Notes” and, together with the 2015 Notes, the “Securities”), to be issued pursuant to the provisions of an indenture to be dated as of the Closing Date (as defined in Section 4 hereof) (the “Base Indenture”) between the Company and The Bank of New York Mellon, as trustee (the “Trustee”), as amended and supplemented by the First Supplemental Indenture thereto relating to the Securities, to be dated as of the Closing Date, between the Company and the Trustee (together with the Base Indenture, as so amended and supplemented, the “Indenture”). Morgan Stanley & Co. Incorporated and Citigroup Global Markets Inc. shall act as representatives of the several Underwriters (the “Representatives”).
     1. Representations and Warranties. The Company represents and warrants to and agrees with each of the Underwriters that:
     (a) The Company meets the requirements under the Securities Act (Ontario) and the rules, regulations and national, multijurisdictional or local instruments and published policy statements applicable in the Province of Ontario, including the rules and procedures established pursuant to National Instrument 44-101 — Short Form Prospectus Distributions and National Instrument 44-102 — Shelf Distributions (the “Shelf Procedures”), for the distribution of the Securities in the Province of Ontario pursuant to a final short form shelf prospectus (collectively, the “Ontario Securities Laws”); a final short form base shelf prospectus in respect of up to CDN$10,000,000,000 aggregate initial offering amount of debt securities, preferred shares, common shares, subscription receipts, warrants, share purchase contracts and units of the Company (the “Shelf Securities”) has been filed with the Ontario Securities Commission (the “Reviewing Authority”) and each of the applicable securities commissions or similar regulatory authorities in each of the provinces and territories of Canada (the “Canadian Securities Regulators”) in respect of the offering of the Securities; a receipt has been obtained from the Reviewing Authority for and on behalf of itself and each of the other Canadian Securities Regulators pursuant to Multilateral Instrument 11-202 — Passport System and National Policy 11-202 — Process for Prospectus Reviews in Multiple Jurisdictions (collectively, the “Passport System”) in respect of such final short form base shelf prospectus in the form heretofore delivered to the Representatives (together with all documents filed in connection therewith and all documents incorporated by reference therein); no other document pertaining to such final short form base shelf prospectus or document incorporated by reference therein has been filed with the Reviewing Authority as principal regulator and with each of the other Canadian Securities Regulators except for any documents heretofore delivered to the Representatives; no order having the effect of ceasing or suspending the distribution of the Shelf Securities (including the Securities) has been issued by the Reviewing Authority or any other Canadian Securities Regulator and no proceeding for that purpose has been initiated or, to the knowledge of the Company, threatened by the Reviewing Authority or any other Canadian Securities Regulator (the final short form base shelf prospectus, as most recently amended, if applicable, filed with the Reviewing Authority as principal regulator and with each of the other Canadian Securities Regulators on or before the date of this Agreement for which a receipt has been obtained from the Reviewing Authority for and on behalf of itself and each of the other Canadian Securities Regulators pursuant to the Passport System being hereinafter called the “Canadian Basic Prospectus”). The preliminary prospectus supplement relating to the offering of the Securities which excludes certain pricing information and other final terms of the Securities, together with the Canadian Basic Prospectus, is hereinafter called the “Canadian Preliminary Prospectus”; the final prospectus supplement relating to the offering of the Securities which includes the pricing and other information omitted from the Canadian Preliminary Prospectus, to be filed with the Reviewing Authority as principal regulator and with each of the other Canadian Securities Regulators in accordance with the Shelf Procedures and in accordance with Section 6(a) hereof, together with the Canadian Basic Prospectus, is hereinafter called the “Canadian Prospectus”. As used herein, the terms “Canadian Basic Prospectus,” “Canadian Preliminary Prospectus,” and “Canadian Prospectus” shall include the documents, if any, incorporated by reference therein.
     (b) The Company meets the general eligibility requirements for use of Form F-10 under the U.S. Securities Act of 1933, as amended (the “Securities Act”). The Company has filed with the Securities and Exchange Commission (the “Commission”) a registration statement on Form F-10 (File No. 333-169111), as amended, relating to the Shelf Securities and an appointment of agent for service of process on Form F-X (the “Form F-X”) relating to the registration statement. The Company has caused the Trustee to prepare and file with the Commission a Form T-1 Statement of Eligibility and Qualification of the Trustee (the “Form T-1”) under the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”); there are no reports or other information that in accordance with the requirements of the Reviewing Authority must be made publicly available in connection with the offering of the Securities that have not been made publicly available as required; there are no documents required to be filed with the

Reviewing Authority in connection with the Prospectuses (as defined below) that have not been filed as required; there are no contracts, documents or other materials required to be described or referred to in the Registration Statement or the Prospectuses or to be filed or incorporated by reference as exhibits to the Registration Statement that are not described, referred to or filed or incorporated by reference as required and, in the case of those documents filed, that have not been delivered to the Representatives. The registration statement as amended as of the Effective Date (as defined below), including the prospectus constituting a part thereof, all exhibits thereto (but excluding the Form T-1) and the documents incorporated by reference therein at the time such registration statement became effective, and including any information deemed by virtue of Rule 430B under the Securities Act to be part of the registration statement as of the Effective Date (“430B Information”), is hereinafter called the “Registration Statement”); “Effective Date” means the effective date of the Registration Statement pursuant to Rule 430B under the Securities Act for purposes of liability under Section 11 of the Securities Act of the Company or the Underwriters with respect to the offering of the Securities; the base prospectus relating to the Shelf Securities filed as part of the Registration Statement, in the form in which it has most recently been filed with the Commission on or prior to the date of this Agreement, is hereinafter called the “Basic Prospectus”; the Basic Prospectus, as supplemented by the preliminary prospectus supplement specifically relating to the Securities, in the form in which it has most recently been filed with the Commission on or prior to the date of this Agreement, is hereinafter referred to as the “Preliminary Prospectus”. For purposes of this Agreement, “free writing prospectus” has the meaning set forth in Rule 405 under the Securities Act, “Time of Sale Prospectus” means the Preliminary Prospectus together with the final term sheet substantially in the form set forth in Schedule IV hereto and the other free writing prospectuses, if any, each identified in Schedule I hereto, “electronic road show” means a “bona fide electronic road show” as defined in Rule 433(h)(5) under the Securities Act, and “Prospectus” means the final prospectus supplement relating to the offering of the Securities that discloses the public offering price and other 430B Information and other final terms of the Securities, together with the Basic Prospectus, filed with the Commission pursuant to General Instruction II.L. of Form F-10 in accordance with Section 6(a) hereof. As used herein, the terms “Basic Prospectus,” “Preliminary Prospectus,” “Time of Sale Prospectus” and “Prospectus” shall include the documents, if any, incorporated by reference therein as of the relevant time.
     The Terms “supplement,” “amendment,” and “amend” as used herein with respect to the Registration Statement, the Canadian Basic Prospectus, the Canadian Preliminary Prospectus, the Canadian Prospectus, the Basic Prospectus, the Preliminary Prospectus, the Time of Sale Prospectus or any free writing prospectus shall include any document subsequently filed by the Company pursuant to the Shelf Procedures or the Securities Exchange Act of 1934, as

amended (the “Exchange Act”), as the case may be, that are deemed to be incorporated by reference therein. As used herein, “Basic Prospectuses” shall mean, collectively, the Canadian Basic Prospectus and the Basic Prospectus; “Preliminary Prospectuses” shall mean, collectively, the Canadian Preliminary Prospectus and the Preliminary Prospectus; and “Prospectuses” shall mean, collectively, the Canadian Prospectus and the Prospectus.
     (c) Each document filed or to be filed with the Reviewing Authority and incorporated by reference in the Canadian Preliminary Prospectus or the Canadian Prospectus, as amended or supplemented, if applicable, when such documents were or are filed with the Reviewing Authority, conformed or will conform when so filed in all material respects to the requirements of the securities laws, rules, regulations and published policy statements, blanket orders, orders, national and local instruments and notices applicable in each of the provinces of Canada (“Canadian Securities Laws”), and none of such documents, as of their respective dates, contained or will contain any untrue statement of material fact or omitted or will omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; each document, if any, filed or to be filed pursuant to the Exchange Act and incorporated by reference in the Time of Sale Prospectus or the Prospectus complied or will comply when so filed in all material respects with the Exchange Act and the applicable rules and regulations of the Commission thereunder, and none of such documents, as of their respective dates, contained or will contain any untrue statement of a material fact or omitted or will omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to any statements or omissions contained in the Canadian Preliminary Prospectus, the Canadian Prospectus, the Time of Sale Prospectus or the Prospectus, as amended or supplemented, if applicable, made in reliance upon and in conformity with information relating to any Underwriter furnished to the Company in writing by such Underwriter through the Representatives expressly for use therein as of the relevant time.
     (d) The Canadian Basic Prospectus conforms, and the Canadian Prospectus, as amended or supplemented, if applicable, will conform, in all material respects with the applicable requirements of Canadian Securities Laws; the Canadian Preliminary Prospectus, as of its filing date, did not, and the Canadian Prospectus, as amended or supplemented, if applicable, as of its filing date and as of the Closing Date (as defined in Section 4 hereof), will not, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and the Canadian Preliminary Prospectus, as of its filing date, constituted, and the Canadian Prospectus, as amended or supplemented, if applicable, as of its filing date and as of the Closing Date, will constitute, full, true and plain disclosure of all material facts relating to the Securities and the Company within the meaning of the Securities Act (Ontario); provided, however, that this representation and warranty shall not apply to any statements or omissions contained in the Canadian Preliminary Prospectus or the Canadian Prospectus, as amended or supplemented, if applicable, made in reliance upon and in conformity with information relating to any Underwriter furnished to the Company in writing by such Underwriter through the Representatives expressly for use therein.
     (e) The Registration Statement has become effective; no stop order suspending the effectiveness of the Registration Statement is in effect, and no proceedings for such purpose are pending before, or to the knowledge of the Company, threatened by the Commission.
     (f) (i) Each part of the Registration Statement, as of the Effective Date, did not contain, and each such part, as amended or supplemented, if applicable, will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) the Registration Statement, as of the Effective Date, the Preliminary Prospectus, as of the date of the preliminary prospectus supplement specifically relating to the Securities, and the Time of Sale Prospectus, as of the Time of Sale (which shall be defined to be 4:30 p.m. on the date hereof), complied, and as amended or supplemented, if applicable, will comply, as of the date of the final prospectus supplement specifically relating to the Securities, and the Prospectus, as of the date of the final prospectus supplement specifically relating to the Securities, and as amended or supplemented on or prior to the Closing Date (as defined in Section 4), if applicable, will comply, in all material respects with the Securities Act and the applicable rules and regulations of the Commission thereunder, (iii) the Time of Sale Prospectus, as of the Time of Sale, did not, and at the Closing Date, the Time of Sale Prospectus, as then amended or supplemented by the Company, if applicable, will not, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, (iv) each electronic road show, if any, when considered together with the Time of Sale Prospectus, does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading and (v) the Prospectus, as amended or supplemented, if applicable, as of the date of the final prospectus specifically relating to the Securities and as of the Closing Date, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, except that the representations and warranties set forth in this paragraph do not apply to (A) any statements or omissions made in reliance upon and in conformity with information relating to any Underwriter furnished to the Company in writing by such Underwriter through the Representatives expressly for use therein or (B) that part of the Registration Statement that constitutes the Form T-1. As of the respective date of each and on the Closing Date, the Preliminary Prospectus conforms in all material respects to the Canadian Preliminary Prospectus, and the Prospectus, as amended or supplemented, if applicable, will conform in all material respects to the Canadian Prospectus, as amended or supplemented, if applicable, in each case except for such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission. The Form F-X conforms in all material respects with the requirements of the Securities Act and the rules and regulations of the Commission under the Securities Act.
     (g) The Company is not an “ineligible issuer” in connection with the offering pursuant to Rules 164, 405 and 433 under the Securities Act. Any free writing prospectus that the Company is required to file pursuant to Rule 433(d) under the Securities Act has been, or will be, filed with the Commission in accordance with the requirements of the Securities Act and the applicable rules and regulations of the Commission thereunder. Each free writing prospectus that the Company has filed, or is required to file, pursuant to Rule 433(d) under the Securities Act or that was prepared by or on behalf of or used or referred to by the Company complies or will comply in all material respects with the requirements of the Securities Act and the applicable rules and regulations of the Commission thereunder. Except for the free writing prospectuses, if any, identified in Schedule I hereto forming part of the Time of Sale Prospectus, and electronic road shows, if any, each furnished to the Representatives before first use, the Company has not used or referred to, and will not, without the prior consent of the Representatives, use or refer to, any free writing prospectus.
     (h) The Company has been duly incorporated and organized and is validly existing as an insurance company with common shares under the Insurance Companies Act (Canada) (the “ICA”), is duly qualified to carry on its business in each jurisdiction in which the conduct of its business or the ownership, leasing or operation of its property and assets requires such qualification except to the extent that the failure to so qualify would not have a material adverse effect on the condition, financial or otherwise, or the results of operations, business affairs or business prospects of the Company and its subsidiaries, taken as a whole (a “Material Adverse Effect”) and has all requisite power and authority (corporate and other) to conduct its businesses and to own, lease and operate its properties and assets as described in the Time of Sale Prospectus, except where failure to do so would not reasonably be expected to have a Material Adverse Effect, and to execute, deliver and perform its obligations under this Agreement and to issue, sell and deliver the Securities.

     (i) The Company (i) is a “reporting issuer” not in default under the Securities Act (Ontario) and the securities laws of each of the other provinces and territories of Canada that recognizes the concept of reporting issuer; and (ii) is subject to the reporting obligations of the Exchange Act.
     (j) Each “significant subsidiary” (as defined in Rule 1-02(w) of Regulation S-X under the Securities Act) (the “Significant Subsidiaries”) of the Company has been duly incorporated and is validly existing under the laws of the relevant jurisdiction set forth opposite its name in Column 2 in Schedule III to this Agreement, and each Significant Subsidiary is duly qualified to carry on its business in each jurisdiction in which the conduct of its business or the ownership, leasing or operation of its property and assets requires such qualification, except where the failure to be so qualified would not have a Material Adverse Effect, and has all requisite power and authority (corporate and other) to conduct its business and to own, lease and operate its properties and assets as described in the Time of Sale Prospectus, except where failure to do so would not reasonably be expected to have a Material Adverse Effect.
     (k) Each of the Company and its subsidiaries has conducted and is conducting its business in compliance in all respects with all applicable laws, rules and regulations of each jurisdiction in which its business is carried on and holds all licences, permits, approvals, consents, certificates, registrations and authorizations (whether governmental, regulatory or otherwise), including insurance licences from the relevant regulatory or governmental authority in all such jurisdictions in which the Company or its subsidiaries conduct insurance business (the “Insurance Licences”), to enable its business to be carried on as now conducted and its property and assets to be owned, leased and operated, except in each case where the failure to be in such compliance or to hold such licence, permit, approval, consent, certificate, registration or authorization (including any Insurance Licence) would not have a Material Adverse Effect; and all such licences, permits, approvals, consents, certificates, registrations and authorizations are in good standing and in effect, except where the failure to be in good standing or in effect would not have a Material Adverse Effect, and none of the same contains any term, provision, condition or limitation which will have a Material Adverse Effect.
     (l) The execution and delivery by the Company of this Agreement and the performance by the Company of its obligations under this Agreement, the Indenture and the Securities will not result in a breach of or default under, and will not create a state of facts which, after notice or lapse of time or both, will result in a breach or default under, and will not conflict with:
     (i) any of the terms, conditions or provisions of the by-laws, constating documents or resolutions of the shareholders or directors (or any committee thereof) of the Company or any Significant Subsidiary;

     (ii) any license, permit, approval, consent, certificate, registration or authorization (whether governmental, regulatory or otherwise) issued to the Company or any Significant Subsidiary or any agreement, indenture, lease, document or instrument to which the Company or any Significant Subsidiary is a party or by which it is contractually bound at the Time of Delivery (as defined in Section 4), except for breaches or violations which would not have a Material Adverse Effect; or
     (m) any statute, regulation or rule applicable to the Company or any Significant Subsidiary, or any judgment, order or decree of any governmental body, agency or court having jurisdiction over the Company or any Significant Subsidiary, except for breaches or violations which would not have a Material Adverse Effect.
     (n) The Company has not filed any confidential material change report with any of the Canadian Securities Regulators, the Toronto Stock Exchange or any other self-regulatory authority which remains confidential.
     (o) All of the issued shares of capital stock of each Significant Subsidiary are validly authorized, issued and outstanding, are fully paid and non-assessable and are owned directly or indirectly by the Company, free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands whatsoever.
     (p) This Agreement has been duly authorized, executed and delivered on behalf of the Company.
     (q) On or before the Time of Delivery, all actions required to be taken by or on behalf of the Company, including the passing of all requisite resolutions of its directors, will have occurred so as to validly authorize, issue and sell the Securities as contemplated by this Agreement, and duly, punctually and faithfully perform all the obligations to be performed by it under this Agreement.
     (r) No consent, approval, authorization or order of, or qualification with, any relevant regulatory or governmental authority having jurisdiction over the Company or any of its subsidiaries or any of their properties (“Governmental Authorization”) is required in connection with the issuance and sale of the Securities or the consummation by the Company of the transactions contemplated by this Agreement or the Indenture, except such as have been, or will have been prior to the Time of Delivery, obtained under the laws of the provinces and territories of Canada, the Securities Act and the Trust Indenture Act and such Governmental Authorizations as may be required under state securities or blue sky laws in connection with the purchase and distribution of the Securities by the Underwriters.

     (s) The Indenture has been duly qualified under the Trust Indenture Act and has been duly authorized by the Company and, when executed and delivered by the Company, and assuming the due authorization, execution and delivery thereof by the Trustee, will constitute a legal, valid and binding obligation of the Company, enforceable in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, fraudulent conveyances, reorganization or similar laws affecting creditors’ rights generally and general principles of equity and subject to the qualifications that equitable remedies may only be granted in the discretion of a court of competent jurisdiction.
     (t) The Securities have been duly authorized by the Company and, when executed and authenticated in accordance with the provisions of the Indenture and delivered to and paid for by the Underwriters in accordance with the terms of this Agreement, will constitute valid and binding obligations of the Company, enforceable in accordance with their terms, except as enforcement thereof may be limited by bankruptcy, insolvency, fraudulent conveyances, reorganization or similar laws affecting creditors’ rights generally and general principles of equity and subject to the qualifications that equitable remedies may only be granted in the discretion of a court of competent jurisdiction, and the Securities will be entitled to the benefits of the Indenture.
     (u) There has not occurred any material adverse change, or any development involving a prospective material adverse change, in the condition, financial or otherwise, or in the earnings, business or operations of the Company and its subsidiaries, taken as a whole, from that set forth in the Time of Sale Prospectus.
     (v) As of the date hereof, the authorized capital of the Company consists of an unlimited number of common shares, of which approximately 1,766 million common shares were issued and outstanding as fully paid and non-assessable; an unlimited number of Class A Shares and Class 1 Shares, of which 14,000,000 Class A Shares Series 1, 14,000,000 Class A Shares Series 2, 12,000,000 Class A Shares Series 3 and 18,000,000 Class A Shares Series 4 and 14,000,000 Class 1 Shares Series 1 were issued and outstanding as fully-paid and non-assessable; and an unlimited number of Class B Shares, of which none were issued and outstanding.
     (w) The consolidated financial statements of the Company included or incorporated by reference in the Time of Sale Prospectus, the Prospectuses and the Registration Statement, together with the related schedules and notes, present fairly in accordance with Canadian generally accepted accounting principles the consolidated financial position of the Company and its subsidiaries at the dates indicated and the consolidated results of operations and the consolidated changes in financial position of the Company and its subsidiaries for the periods specified;

and such consolidated financial statements, together with the related schedules and notes, have been prepared in conformity with Canadian generally accepted accounting principles, including the accounting requirements of the Office of the Superintendent of Financial Institutions (Canada) and have been reconciled to U.S. generally accepted accounting principles in accordance with the provisions of Item 18 of Form 20-F under the Exchange Act, in each case consistently applied throughout the periods involved, except as approved by such accountants or as disclosed therein.
     (x) There is no action, suit, proceeding, inquiry or investigation before or brought by any court or any federal, provincial, state, municipal or other governmental department, commission, board, agency or body, domestic or foreign, now pending, or, to the knowledge of the Company, threatened, against or affecting the Company or any of its subsidiaries (i) other than proceedings accurately described in all material respects in the Time of Sale Prospectus and proceedings that would not have a Material Adverse Effect or a material adverse effect on the power or ability of the Company to perform its obligations under this Agreement, the Indenture or the Securities or to consummate the transactions contemplated by the Time of Sale Prospectus or (ii) that is required to be described in the Registration Statement or the Prospectuses and is not so described; and there are no statutes, regulations, contracts or other documents that are required to be described in the Registration Statement or the Prospectuses or to be filed as exhibits to the Registration Statement that are not described or filed as required.
     (y) Except as disclosed in the Time of Sale Prospectus, there are no contracts, agreements or understandings between the Company and any person that would give rise to a valid claim against the Company or any Underwriter for a brokerage commission, finder’s fee or other like payment in connection with the offering of the Securities contemplated hereunder.
     (z) Except as disclosed in the Time of Sale Prospectus, neither the Company nor any of the Company’s insurance subsidiaries is a party to any contract with or other undertaking to, or is subject to any governmental order by, or is a recipient of any presently applicable supervisory letter or other written communication of any kind from, any governmental authority which has had or reasonably would be expected to have a Material Adverse Effect.
     (aa) The Company is not, and after giving effect to the offering and sale of the Securities and the application of the proceeds thereof as described in the Time of Sale Prospectus and the Prospectuses, will not be, required to register as an “investment company” as such term is defined in the Investment Company Act of 1940, as amended.

     (bb) The Company and its subsidiaries (i) are in compliance with any and all applicable foreign, federal, provincial, state and local laws and regulations relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants (“Environmental Laws”), (ii) have received all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses and (iii) are in compliance with all terms and conditions of any such permit, license or approval, except where such noncompliance with Environmental Laws, failure to receive required permits, licenses or other approvals or failure to comply with the terms and conditions of such permits, licenses or approvals would not, individually or in the aggregate, have a Material Adverse Effect.
     (cc) There are no costs or liabilities associated with Environmental Laws (including, without limitation, any capital or operating expenditures required for clean-up, closure of properties or compliance with Environmental Laws or any permit, license or approval, any related constraints on operating activities and any potential liabilities to third parties) which would, individually or in the aggregate, have a Material Adverse Effect.
     (dd) The Company and its subsidiaries maintain an effective system of “disclosure controls and procedures” (as defined in Rule 13a-15(e) of the Exchange Act and National Instrument 52-109 — Certificate of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”)) that is designed to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act or Canadian securities laws is recorded, processed, summarized and reported within the time periods specified in the Commission’s or Reviewing Authority’s rules and forms, as applicable, including controls and procedures designed to ensure that such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure. The Company and its subsidiaries have carried out evaluations of the effectiveness of their disclosure controls and procedures as required by Rule 13a-15 of the Exchange Act and as contemplated under NI 52-109.
     (ee) The Company and its subsidiaries maintain systems of “internal control over financial reporting” (as defined in Rule 13a-15(f) of the Exchange Act and NI 52-109) that comply in all material respects with the requirements of the Exchange Act and NI 52-109 and have been designed by, or under the supervision of, their respective principal executive and principal financial officers, or persons performing similar functions, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles, including, but not limited to internal accounting controls sufficient to provide reasonable assurance (i) that transactions are executed in accordance with management’s general or specific authorizations; (ii) that transactions are recorded as necessary to permit preparation of financial statements in conformity with Canadian generally accepted accounting principles and to maintain asset accountability; (iii) that access to assets is permitted only in accordance with management’s general or specific authorization; (iv) that the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences; and (v) regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s annual financial statements or interim financial statements. The Company’s internal controls over financial reporting are effective and the Company’s auditors and the Audit Committee of the Board of Directors have not been advised of: (A) any significant deficiencies or material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.
     (ff) Neither the Company nor any of its subsidiaries nor, to the knowledge of the Company, any director, officer, agent or employee of the Company or of any of its subsidiaries is aware of or has taken any action, directly or indirectly, that would result in a violation by such persons of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the “FCPA”); and the Company and its subsidiaries have conducted their businesses in compliance with the FCPA and have instituted and maintain policies and procedures designed to ensure continued compliance therewith.
     (gg) The operations of the Company and its subsidiaries are conducted and, to the knowledge of the Company, have been conducted in all material respects in compliance with the applicable anti-money laundering statutes of all jurisdictions to which the Company or its subsidiaries are subject and the rules and regulations thereunder, including the Bank Secrecy Act, as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act) (collectively, the “Anti-Money Laundering Laws”), and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of its subsidiaries with respect to the Anti-Money Laundering Laws is pending or, to the best knowledge of the Company, threatened.
     (hh) None of the Company, any of its subsidiaries or, to the actual knowledge of the Company, any director or officer of the Company or any of its subsidiaries is an individual or entity (“Person”) that is currently the subject of any U.S. sanctions administered by the Office of Foreign Assets Control of the

U.S. Department of the Treasury (“OFAC-administered sanctions”), nor is located, organized or resident in a country or territory that is the subject of OFAC-administered sanctions; and the Company will not directly or indirectly use the proceeds of the offering of Securities hereunder, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other Person, to fund activities of or business with any Person, or in any country or territory, that is the subject of OFAC-administered sanctions, or in a manner that would otherwise cause any Person (including any Person involved in or facilitating the offering of the Securities, whether as underwriter, advisor, or otherwise) to violate any OFAC-administered sanctions.
     (ii) The Company was not a “passive foreign investment company”, as such term is defined in the U.S. Internal Revenue Code of 1986, as amended, for its taxable year ended December 31, 2009, and the Company does not believe it is currently a “passive foreign investment company”.
     2. Agreements to Sell and Purchase. The Company hereby agrees to sell to the several Underwriters, and each Underwriter, upon the basis of the representations and warranties herein contained, but subject to the conditions hereinafter stated, agrees, severally and not jointly, to purchase from the Company the respective principal amounts of Securities set forth in Schedule II hereto opposite its name at the purchase price set forth in Schedule I hereto.
     3. Public Offering. The Company is advised by the Representatives that the Underwriters propose to make a public offering of their respective portions of the Securities as soon after this Agreement has been entered into as in the Representatives’ judgment is advisable. The Company is further advised by the Representatives that the Securities are to be offered to the public upon the terms set forth in the Time of Sale Prospectus and the Prospectuses.
     4. Payment and Delivery. Payment for the Securities by the Underwriters shall be made to or upon the order of the Company by wire transfer payable in same-day funds to an account specified by the Company on the closing date and time set forth in Schedule I hereto, or at such other time on the same or such other date, not later than the fifth business day thereafter, as may be designated by the Representatives in writing. The time and date of such payment are hereinafter referred to as the “Time of Delivery” and such date, the “Closing Date.”
     Delivery of the Securities shall be made to the Representatives for the respective accounts of the several Underwriters against payment by the several Underwriters through the Representatives of the purchase price thereof. Delivery of the Securities shall be made through the facilities of The Depository Trust Company unless the Representatives shall otherwise instruct and agree to with the Company.

     5. Conditions to the Underwriters’ Obligations. The several obligations of the Underwriters are subject, in the discretion of the Representatives, to the condition that all representations and warranties and other statements of the Company in this Agreement are, at and as of the Time of Delivery, true and correct, the condition that the Company shall have performed all of its obligations hereunder theretofore to be performed, and the following additional conditions:
     (a) (i) The Canadian Prospectus shall have been filed with the Reviewing Authority and each of the other Canadian Securities Regulators under the Shelf Procedures and (ii) the Prospectus shall have been filed with the Commission pursuant to General Instruction II.L. of Form F-10 under the Securities Act, in each case within the applicable time period prescribed for such filing thereunder and in accordance with Section 6(a) hereof; no order having the effect of ceasing or suspending the distribution of the Securities or stop order suspending the effectiveness of the Registration Statement or any part thereof or having the effect of preventing or suspending the use of any prospectus relating to the Securities shall have been issued and no proceeding for that purpose shall have been initiated or, to the knowledge of the Company, threatened by the Canadian Securities Regulators or the Commission; and all requests for additional information on the part of the Canadian Securities Regulators or the Commission shall have been complied with to the Representatives’ reasonable satisfaction.
     (b) Subsequent to the execution and delivery of this Agreement and prior to the Time of Delivery:
     (i) there shall not have occurred any downgrading, nor shall any notice have been given of any intended or potential downgrading or of any review for a possible change that does not indicate the direction of the possible change, in the rating accorded any of the debt securities of the Company or any of its subsidiaries by any “nationally recognized statistical rating organization,” as such term is used in Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act; and
     (ii) there shall not have occurred any change, or any development involving a prospective change, in the condition, financial or otherwise, or in the earnings, business or operations of the Company and its subsidiaries, taken as a whole, from that set forth in the Time of Sale Prospectus that, in the judgment of the Representatives, is material and adverse and that makes it, in the judgment of the Representatives, impracticable to market the Securities on the terms and in the manner contemplated in the Time of Sale Prospectus.
     (c) The Underwriters shall have received on the Closing Date a certificate, dated the Closing Date and signed by an executive officer of the

Company, to the effect set forth in Section 5(b)(i) above and to the effect that the representations and warranties of the Company contained in this Agreement are true and correct as of the Closing Date and that the Company has complied with all of the agreements and satisfied all of the conditions on its part to be performed or satisfied hereunder on or before the Closing Date.
     The officer signing and delivering such certificate may rely upon the best of his or her knowledge as to proceedings threatened.
     (d) The Underwriters shall have received on the Closing Date an opinion of Torys LLP, Canadian counsel for the Company, dated the Closing Date, in substantially the form attached hereto as Exhibit A-1. Torys LLP may limit their opinion to matters arising under the laws of the Province of Ontario and the federal laws of Canada applicable therein.
     (e) The Underwriters shall have received on the Closing Date an opinion of Debevoise & Plimpton LLP, United States counsel for the Company, dated the Closing Date, in substantially the form attached hereto as Exhibit A-2. Debevoise & Plimpton LLP may limit their opinion to matters arising under the laws of the State of New York and the federal laws of the United States of America.
     (f) The Underwriters shall have received on the Closing Date opinions of local counsel for the Company, dated the Closing Date, to the effect that each Restricted Subsidiary (as defined in the Base Indenture) has been duly incorporated, is validly existing as a corporation in good standing under the laws of the jurisdiction of its incorporation, has the corporate power and authority to own its property and to conduct its business as described in the Time of Sale Prospectus and is duly qualified to transact business and is in good standing in each jurisdiction in which the conduct of its business or its ownership or leasing of property requires such qualification, except to the extent that the failure to be so qualified or be in good standing would not have a Material Adverse Effect.
     (g) The Underwriters shall have received on the Closing Date opinions of in-house counsel for the Company, dated the Closing Date, in substantially the form attached hereto as Exhibit A-3.
     (h) The Underwriters shall have received on the Closing Date an opinion of Shearman & Sterling LLP, United States counsel for the Underwriters, dated the Closing Date, with respect to the issuance and sale of the Securities, the Indenture, the Registration Statement, the Time of Sale Prospectus, the Prospectus as amended or supplemented, if applicable, and other related matters as the Representatives may reasonably require. Shearman & Sterling LLP may limit their opinion to matters arising under the laws of the State of New York and the federal laws of the United States of America.

          The opinions of counsel for the Company described in subsections (d) and (e) above shall be rendered to the Underwriters at the request of the Company and shall so state therein.
     (i) The Underwriters shall have received, on each of the date hereof and the Closing Date, a letter dated the date hereof or the Closing Date, as the case may be, in form and substance satisfactory to the Underwriters, from Ernst & Young LLP, chartered accountants, containing statements and information of the type ordinarily included in accountants’ “comfort letters” to underwriters with respect to the financial statements and certain financial information contained in the Registration Statement, the Time of Sale Prospectus and the Prospectuses, as amended or supplemented, if applicable.
     6. Covenants of the Company. The Company covenants with each Underwriter as follows:
     (a) To prepare the Canadian Prospectus and the Prospectus in a form approved by the Representatives and (i) to file the Canadian Prospectus with the Reviewing Authority and each of the other Canadian Securities Regulators in accordance with the Shelf Procedures not later than the Reviewing Authority’s close of business on the business day following the execution and delivery of this Agreement and (ii) to file the Prospectus with the Commission pursuant to General Instruction II.L. of Form F-10 under the Securities Act not later than the Commission’s close of business on the business day following the execution and delivery of this Agreement; before amending or supplementing the Registration Statement, the Time of Sale Prospectus or the Prospectuses prior to the Time of Delivery, to furnish to the Representatives a copy of each such proposed amendment or supplement and not to file any such proposed amendment or supplement to which the Representatives shall have reasonably objected in a timely manner by written notice to the Company; to file promptly all reports required to be filed by the Company with the Reviewing Authority and each of the other Canadian Securities Regulators pursuant to Canadian Securities Laws and the Commission pursuant to Section 13(a), 13(c) or 15(d) of the Exchange Act for so long as the delivery of a prospectus is required in connection with the offering or sale of the Securities, and during such same period to advise the Representatives, promptly after it receives notice thereof, (A) of the time when any amendment to the Canadian Preliminary Prospectus or Canadian Prospectus has been filed or receipted, when any supplement to the Canadian Preliminary Prospectus or Canadian Prospectus has been filed, when any amendment to the Registration Statement has been filed or becomes effective or any supplement to the Preliminary Prospectus or the Prospectus has been filed, in each case, as applicable, with the Reviewing Authority and each of the other Canadian Securities Regulators or the Commission, (B) of the issuance by the Reviewing Authority or the Commission of any stop order or of any order preventing or suspending the use of any prospectus relating to the Securities or the effectiveness of the Registration Statement, (C) of the suspension of the qualification of the Securities for offering or sale in any jurisdiction or the initiation or threatening of any proceeding for any such purpose, or (D) of any request by the Reviewing Authority and each of the other Canadian Securities Regulators or the Commission for the amending or supplementing of the Registration Statement, the Basic Prospectuses, the Preliminary Prospectuses, the Time of Sale Prospectus or the Prospectuses or for additional information relating to the Securities; and, in the event of the issuance of any such stop order or of any such order preventing or suspending the use of any prospectus relating to the Securities or suspending any such qualification, to promptly use its best efforts to obtain the withdrawal of such order.
     (b) To endeavor to qualify the Securities for offer and sale under the securities or Blue Sky laws of such jurisdictions as the Representatives shall reasonably request; provided that in no event shall the Company be obligated to qualify to do business in any jurisdiction where it is not now so qualified, to file any general consent to service of process or to take any action that would subject it to general service of process or to taxation in any jurisdiction where it is not now so subject.
     (c) To furnish to the Representatives, without charge, a signed copy of the Registration Statement (including exhibits thereto but excluding any exhibits and documents incorporated by reference) and to deliver to each of the Underwriters, so long as delivery of a prospectus by an Underwriter or dealer may be required by the Securities Act, as many copies of the Time of Sale Prospectus, the Prospectuses, any documents incorporated therein by reference therein and any supplements and amendments thereto or to the Registration Statement as the Representatives may reasonably request.
     (d) To furnish to the Representatives a copy of each proposed free writing prospectus to be used by, or referred to by the Company and not to use or refer to any proposed free writing prospectus to which the Representatives reasonably object.
     (e) Not to take any action that would result in an Underwriter or the Company being required to file with the Commission pursuant to Rule 433(d) under the Securities Act a free writing prospectus prepared by or on behalf of the Underwriter that the Underwriter otherwise would not have been required to file thereunder.
     (f) If the Time of Sale Prospectus is being used to solicit offers to buy the Securities at a time when the Prospectus is not yet available to prospective purchasers and any event shall occur or condition exist as a result of which it is necessary to amend or supplement the Time of Sale Prospectus in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, or if any event shall occur or condition exist as a result of which the Time of Sale Prospectus conflicts with the information contained in the Registration Statement then on file, or if, in the opinion of counsel for the Underwriters, it is necessary to amend or supplement the Time of Sale Prospectus or to file under Canadian Securities Laws or the Exchange Act any document incorporated by reference in the Time of Sale Prospectus in order to comply with Canadian Securities Laws, the Securities Act, the Exchange Act or the Trust Indenture Act, forthwith to notify the Representatives and, upon the request of the Representatives, prepare, file with the Reviewing Authority or the Commission, as applicable, and furnish, at its own expense, to the Underwriters and to any dealer upon request, either amendments or supplements to the Time of Sale Prospectus so that the statements in the Time of Sale Prospectus as so amended or supplemented will not, in the light of the circumstances when delivered to a prospective purchaser, be misleading or so that the Time of Sale Prospectus, as amended or supplemented, will no longer conflict with the Registration Statement, or so that the Time of Sale Prospectus, as amended or supplemented, will comply with applicable law.
     (g) If, during such period after the filing of the Prospectuses with the Reviewing Authority and the Commission, as applicable, the Prospectus (or in lieu thereof the notice referred to in Rule 173(a) under the Securities Act) is required by law to be delivered in connection with sales by an Underwriter or dealer, any event shall occur or condition exist as a result of which it is necessary to amend or supplement the Prospectuses in order to make the statements therein, in the light of the circumstances when such Prospectus (or in lieu thereof the notice referred to in Rule 173(a) under the Securities Act) is delivered to a purchaser, not misleading, or if, in the opinion of counsel for the Underwriters, it is necessary to amend or supplement such Prospectuses or to file under Canadian Securities Laws or the Exchange Act any document incorporated by reference in such Prospectuses in order to comply with Canadian Securities Laws, the Securities Act, the Exchange Act or the Trust Indenture Act, forthwith to notify the Representatives, and, upon the request of the Representatives, prepare, file with the Reviewing Authority or the Commission, as applicable, and furnish, at its own expense, to the Underwriters and to the dealers (whose names and addresses the Representatives will furnish to the Company) to which Securities may have been sold by the Representatives on behalf of the Underwriters and to any other dealers upon request, either amendments or supplements to such Prospectus so that the statements in such Prospectuses as so amended or supplemented will not, in the light of the circumstances when such Prospectuses (or in lieu thereof the notice referred to in Rule 173(a) under the Securities Act) are delivered to a purchaser, be misleading or so that such Prospectus, as amended or supplemented, will comply with applicable law.

     (h) To make generally available to the Company’s security holders and to the Representatives as soon as practicable, but in any event not later than eighteen months after the effective date (as defined in Rule 158(c) under the Securities Act) of the Registration Statement, an earnings statement of the Company and its subsidiaries (which need not be audited) covering a period of at least twelve months beginning with the first fiscal quarter of the Company occurring after the date of this Agreement which shall satisfy the provisions of Section 11(a) of the Securities Act and the rules and regulations of the Commission thereunder.
     (i) Whether or not the transactions contemplated in this Agreement are consummated or this Agreement is terminated, to pay or cause to be paid all expenses incident to the performance of its obligations under this Agreement, including: (i) the fees, disbursements and expenses of the Company’s counsel and the Company’s accountants in connection with the filing of the Canadian Basic Prospectus, the Canadian Preliminary Prospectus, the Canadian Prospectus and any amendment or supplement thereof with the Reviewing Authority and each of the other Canadian Securities Regulators, the registration and delivery of the Securities under the Securities Act and all other fees or expenses in connection with the preparation and filing of the Registration Statement, the Basic Prospectuses, the Preliminary Prospectuses, the Time of Sale Prospectus, the Prospectuses, any free writing prospectus prepared by or on behalf of, used by, or referred to by the Company and amendments and supplements to any of the foregoing, including the filing fees payable to the Commission relating to the Securities (within the time required by Rule 456(b)(1), if applicable), all printing costs associated therewith, and the mailing and delivering of copies thereof to the Underwriters and dealers, in the quantities hereinabove specified, (ii) all costs and expenses related to the transfer and delivery of the Securities to the Underwriters, including any transfer or other taxes payable thereon, (iii) the cost of printing or producing any Blue Sky or legal investment memorandum in connection with the offer and sale of the Securities under state securities laws and all expenses in connection with the qualification of the Securities for offer and sale under state securities laws as provided in Section 6(b) hereof, including filing fees and the reasonable fees and disbursements of counsel for the Underwriters in connection with such qualification and in connection with the Blue Sky or legal investment memorandum, (iv) all filing fees and the reasonable fees and disbursements of counsel to the Underwriters incurred in connection with the review and qualification of the offering of the Securities by the Financial Industry Regulatory Authority, Inc., (v) any fees charged by the rating agencies for the rating of the Securities, (vi) the cost of the preparation, issuance and delivery of the Securities, (vii) the fees and expenses of any Trustee and any agent of any Trustee and the fees and disbursements of counsel for any Trustee in connection with any Indenture and the Securities, (viii) the costs and expenses of the Company relating to investor presentations on any “road show” undertaken in connection with the marketing of the offering of the Securities, including, without limitation, expenses associated with the preparation or dissemination of any electronic road show, expenses associated with the production of road show slides and graphics, fees and expenses of any consultants engaged in connection with the road show presentations with the prior approval of the Company, and travel and lodging expenses of the representatives and officers of the Company and any such consultants (ix) the document production charges and expenses associated with printing this Agreement and (x) all other costs and expenses incident to the performance of the obligations of the Company hereunder for which provision is not otherwise made in this Section. It is understood, however, that, except as provided in this Section, Section 8 entitled “Indemnity and Contribution,” and the last paragraph of Section 10 below, the Underwriters will pay all of their own costs and expenses, including fees and disbursements of their counsel, transfer taxes payable on resale of any of the Securities by them and any advertising expenses connected with any offers they may make.
     (j) If all the Securities have not been sold by the Underwriters by the date that is 25 months after the initial effective date of the Registration Statement, prior to such date, to file a new shelf registration statement and to take any other action necessary to permit the public offering of the Securities to continue without interruption; references herein to the Registration Statement shall include the new registration statement declared effective by the Commission.
     (k) During the period beginning on the date hereof and continuing to and including the Closing Date, not to offer, sell, contract to sell or otherwise dispose of in the United States any debt securities of the Company or warrants to purchase or otherwise acquire debt securities of the Company substantially similar to the Securities (other than (i) the Securities, (ii) commercial paper issued in the ordinary course of business or (iii) securities or warrants permitted with the prior written consent of the Representatives).
     (l) To prepare a final term sheet relating to the offering of the Securities, containing only information that describes the final terms of the Securities or the offering in a form consented to by the Representatives, and to file such final term sheet within the period required by Rule 433(d)(5)(ii) under the Securities Act following the date the final terms have been established for the offering of the Securities.
     7. Covenants of the Underwriters. (a) Each Underwriter represents and warrants to, and agrees with, the Company and each other Underwriter that it has not made, and will not make, any offer relating to the Securities that would constitute a “free writing prospectus” (as defined in Rule 405 under the Act), without the prior consent of the Company and the Representatives, provided however, that prior to the preparation of the final term sheet substantially in the form set forth in Schedule IV hereto, the Underwriters are authorized to use a free writing prospectus that contains only information (i) describing the preliminary terms of the Securities or their offering or (ii) describing the final terms of the Securities which will not be inconsistent with the final term sheet substantially in the form set forth in Schedule IV hereto.
     (b) Each Underwriter (i) represents that it has not offered or sold, directly or indirectly, and agrees that it will not, directly or indirectly, offer, sell or deliver, any of the Securities in or from Canada or to any resident of Canada without the consent of the Company and (ii) agrees that it will include a comparable provision to clause (i) above of this Section 7(b) in any sub-underwriting, banking group or selling group agreement or similar arrangement with respect to the Securities that may be entered into by such Underwriter.
     8. Indemnity and Contribution. (a) The Company agrees to indemnify and hold harmless each Underwriter, each person, if any, who controls any Underwriter within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act, each affiliate of any Underwriter within the meaning of Rule 405 under the Securities Act and each agent of any Underwriter from and against any and all losses, claims, damages and liabilities (including, without limitation, any legal or other expenses reasonably incurred in connection with defending or investigating any such action or claim) caused by any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or any amendment thereof, the Basic Prospectuses, the Preliminary Prospectuses, the Time of Sale Prospectus, any issuer free writing prospectus as defined in Rule 433(h) under the Securities Act, any Company information that the Company has filed, or is required to file, pursuant to Rule 433(d) under the Securities Act or the Prospectuses or any amendment or supplement thereto, or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as such losses, claims, damages or liabilities are caused by any such untrue statement or omission or alleged untrue statement or omission based upon information relating to any Underwriter furnished to the Company in writing by such Underwriter through the Representatives expressly for use therein.
     (b) Each Underwriter agrees, severally and not jointly, to indemnify and hold harmless the Company, its directors, its officers who sign the Registration Statement and each person, if any, who controls the Company within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act to the same extent as the foregoing indemnity from the Company to such Underwriter, but only with reference to information relating to such Underwriter furnished to the Company in writing by such Underwriter through the Representatives expressly for use in the Registration Statement or any amendment thereof, the Basic Prospectuses, any preliminary prospectus, the Time of Sale Prospectus, the Prospectuses, any issuer free writing prospectus or any amendment or supplement thereto.
     (c) In case any proceeding (including any governmental investigation) shall be instituted involving any person in respect of which indemnity may be sought pursuant to Section 8(a) or 8(b), such person (the “indemnified party”) shall promptly notify the person against whom such indemnity may be sought (the “indemnifying party”) in writing and the indemnifying party, upon request of the indemnified party, shall retain counsel reasonably satisfactory to the indemnified party to represent the indemnified party and any others the indemnifying party may designate in such proceeding and shall pay the fees and disbursements of such counsel related to such proceeding. In any such proceeding, any indemnified party shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such indemnified party unless (i) the indemnifying party and the indemnified party shall have mutually agreed to the retention of such counsel or (ii) the named parties to any such proceeding (including any impleaded parties) include both the indemnifying party and the indemnified party and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. It is understood that the indemnifying party shall not, in respect of the legal expenses of any indemnified party in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the fees and expenses of more than one separate firm (in addition to any local counsel) for all such indemnified parties and that all such fees and expenses shall be reimbursed as they are incurred. Such firm shall be designated in writing by the Representatives, in the case of parties indemnified pursuant to Section 8(a), and by the Company, in the case of parties indemnified pursuant to Section 8(b). The indemnifying party shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent or if there be a final judgment for the plaintiff, the indemnifying party agrees to indemnify the indemnified party from and against any loss or liability by reason of such settlement or judgment. Notwithstanding the foregoing sentence, if at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for fees and expenses of counsel as contemplated by the second and third sentences of this paragraph, the indemnifying party agrees that it shall be liable for any settlement of any proceeding effected without its written consent if (i) such settlement is entered into more than 30 days after receipt by such indemnifying party of the aforesaid request and (ii) such indemnifying party shall not have reimbursed the indemnified party in accordance with such request prior to the date of such settlement. No indemnifying party shall, without the prior written consent of the indemnified party, effect any settlement of any pending or threatened proceeding in respect of which any indemnified party is or could have been a party and indemnity could have been sought hereunder by such indemnified party, unless such settlement includes an unconditional release of such indemnified party from all liability on claims that are the subject matter of such proceeding.
     (d) To the extent the indemnification provided for in Section 8(a) or Section 8(b) is unavailable to an indemnified party or insufficient in respect of any losses, claims, damages or liabilities referred to therein, then each indemnifying party under such paragraph, in lieu of indemnifying such indemnified party thereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities (i) in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and the Underwriters on the other hand from the offering of the Securities or (ii) if the allocation provided by clause 8(d)(i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause 8(d)(i) above but also the relative fault of the Company on the one hand and of the Underwriters on the other hand in connection with the statements or omissions that resulted in such losses, claims, damages or liabilities, as well as any other relevant equitable considerations. The relative benefits received by the Company on the one hand and the Underwriters on the other hand in connection with the offering of the Securities shall be deemed to be in the same respective proportions as the net proceeds from the offering of the Securities (before deducting expenses) received by the Company and the total underwriting discounts and commissions received by the Underwriters bear to the aggregate initial public offering price of the Securities as set forth in the Prospectus. The relative fault of the Company on the one hand and the Underwriters on the other hand shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company or by the Underwriters and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The Underwriters’ respective obligations to contribute pursuant to this Section 8 are several in proportion to the respective principal amounts of Securities they have purchased hereunder, and not joint.
     (e) The Company and the Underwriters agree that it would not be just or equitable if contribution pursuant to this Section 8 were determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation that does not take account of the equitable considerations referred to in Section 8(d). The amount paid or payable by an indemnified party as a result of the losses, claims, damages and liabilities referred to in Section 8(d) shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Section 8, no Underwriter shall be required to contribute any amount in excess of the amount by which the total price at which the Securities underwritten by it and distributed to the public were offered to the public exceeds the amount of any damages that such Underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The remedies provided for in this Section 8 are not exclusive and shall not limit any rights or remedies which may otherwise be available to any indemnified party at law or in equity.
     (f) The indemnity and contribution provisions contained in this Section 8 and the representations, warranties and other statements of the Company contained in this Agreement shall remain operative and in full force and effect regardless of (i) any termination of this Agreement, (ii) any investigation made by or on behalf of any Underwriter, any person controlling any Underwriter or any affiliate or agent of any Underwriter or by or on behalf of the Company, its officers or directors or any person controlling the Company and (iii) acceptance of and payment for any of the Securities.
     9. Termination. The Underwriters may terminate this Agreement by notice given by the Representatives to the Company, if after the execution and delivery of this Agreement and prior to the Time of Delivery (i) trading generally shall have been suspended or materially limited on, or by, as the case may be, any of the New York Stock Exchange, the NYSE Alternext US, the NASDAQ Stock Market, the Chicago Board of Options Exchange, the Chicago Mercantile Exchange, the Chicago Board of Trade or the Toronto Stock Exchange, (ii) trading of any securities of the Company shall have been suspended on any exchange or in any over-the-counter market, (iii) a material disruption in securities settlement, payment or clearance services in the United States or Canada shall have occurred, (iv) any moratorium on commercial banking activities shall have been declared by Federal or New York State, Canadian federal or Ontario provincial authorities or (v) there shall have occurred any outbreak or escalation of hostilities, or any change in financial markets or any calamity or crisis that, in the judgment of the Representatives, is material and adverse and which, singly or together with any other event specified in this clause (v), makes it, in the judgment of the Representatives, impracticable or inadvisable to proceed with the offer, sale or delivery of the Securities on the terms and in the manner contemplated in the Time of Sale Prospectus or the Prospectuses.
     10. Effectiveness; Defaulting Underwriters. This Agreement shall become effective upon the execution and delivery hereof by the parties hereto.
     If, on the Closing Date, any one or more of the Underwriters shall fail or refuse to purchase the Securities that it has or they have agreed to purchase hereunder on such date, and the aggregate principal amount of Underwriters’ Securities which such defaulting Underwriter or Underwriters agreed but failed or refused to purchase is not more than one-tenth of the aggregate principal amount of the Securities to be purchased on such date, the other Underwriters shall be obligated severally in the proportions that the principal amount of Securities set forth opposite their respective names in Schedule II bears to the aggregate principal amount of Securities set forth opposite the names of all such non-defaulting Underwriters, or in such other proportions as the Representatives may specify, to purchase the Securities which such defaulting Underwriter or Underwriters agreed but failed or refused to purchase on such date; provided that in no event shall the principal amount of Securities that any Underwriter has agreed to purchase pursuant to this Agreement be increased pursuant to this Section 10 by an amount in excess of one-ninth of such principal amount of Securities without the written consent of such Underwriter. If, on the Closing Date, any Underwriter or Underwriters shall fail or refuse to purchase the Securities and the aggregate principal amount of Securities with respect to which such default occurs is more than one-tenth of the aggregate principal amount of Securities to be purchased on such date, and arrangements satisfactory to the Representatives and the Company for the purchase of such Securities are not made within 36 hours after such default, this Agreement shall terminate without liability on the part of any non-defaulting Underwriter or the Company. In any such case either the Representatives or the Company shall have the right to postpone the Closing Date, but in no event for longer than seven days, in order that the required changes, if any, in the Registration Statement, the Time of Sale Prospectus or the Prospectuses, as amended or supplemented, if applicable, or in any other documents or arrangements may be effected. Any action taken under this paragraph shall not relieve any defaulting Underwriter from liability in respect of any default of such Underwriter under this Agreement.
     If this Agreement shall be terminated by the Underwriters, or any of them, because of any failure or refusal on the part of the Company to comply with the terms or to fulfill any of the conditions of this Agreement, or if for any reason the Company shall be unable to perform its obligations under this Agreement the Company will reimburse the Underwriters or such Underwriters as have so terminated this Agreement with respect to themselves, severally, for all out-of-pocket expenses (including the fees and disbursements of their counsel) reasonably incurred by such Underwriters in connection with this Agreement or the offering contemplated hereunder.
     11. Entire Agreement. (a) This Agreement, together with any contemporaneous written agreements and any prior written agreements (to the extent not superseded by this Agreement) that relate to the offering of the Securities, represents the entire agreement between the Company and the Underwriters with respect to the preparation of any preliminary prospectus, the

Time of Sale Prospectus, the Prospectuses, the conduct of the offering, and the purchase and sale of the Securities.
     (b) The Company acknowledges that in connection with the offering of the Securities: (i) the Underwriters have acted at arms’ length, are not agents of, and owe no fiduciary duties to, the Company or any other person, (ii) the Underwriters owe the Company only those duties and obligations set forth in this Agreement and prior written agreements (to the extent not superseded by this Agreement), if any, and (iii) the Underwriters may have interests that differ from those of the Company. The Company waives to the full extent permitted by applicable law any claims it may have against the Underwriters arising from an alleged breach of fiduciary duty in connection with the offering of the Securities.
     12. Counterparts. This Agreement may be signed in two or more counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.
     13. Applicable Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York.
     14. Headings. The headings of the sections of this Agreement have been inserted for convenience of reference only and shall not be deemed a part of this Agreement.
     15. Notices. All communications hereunder shall be in writing and effective only upon receipt and if to the Underwriters shall be delivered, mailed or sent to the Representatives at the address set forth in Schedule I hereto; and if to the Company shall be delivered, mailed or sent to the address set forth in Schedule I hereto.
     16. Submission to Jurisdiction; Appointment of Agent for Service. (a) The Company irrevocably submits to the non-exclusive jurisdiction of any New York State or United States Federal court sitting in The City of New York over any suit, action or proceeding arising out of or relating to this Agreement, the Prospectuses, the Registration Statement, or the transactions contemplated hereby or thereby. The Company irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of venue of any such suit, action or proceeding brought in such a court and any claim that any such suit, action or proceeding brought in such a court has been brought in an inconvenient forum. To the extent that the Company has or hereafter may acquire any immunity (on the grounds of sovereignty or otherwise) from the jurisdiction of any court or from any legal process with respect to itself or its property, the Company irrevocably waives, to the fullest extent permitted by law, such immunity in respect of any such suit, action or proceeding.

     (b) The Company hereby irrevocably appoints John Hancock Life Insurance Company (U.S.A.), with offices at 601 Congress Street, Boston, Massachusetts 02210 as its agent for service of process in any suit, action or proceeding described in the preceding paragraph and agrees that service of process in any such suit, action or proceeding may be made upon it at the office of such agent. The Company waives, to the fullest extent permitted by law, any other requirements of or objections to personal jurisdiction with respect thereto. The Company represents and warrants that such agent has agreed to act as the Company’s agent for service of process, and the Company agrees to take any and all action, including the filing of any and all documents and instruments, that may be necessary to continue such appointment in full force and effect.
     17. Judgment Currency. If for the purposes of obtaining judgment in any court it is necessary to convert a sum due hereunder into any currency other than United States dollars, the parties hereto agree, to the fullest extent permitted by law, that the rate of exchange used shall be the rate at which in accordance with normal banking procedures the Representatives could purchase United States dollars with such other currency in The City of New York on the business day preceding that on which final judgment is given. The obligation of the Company with respect to any sum due from it to any Underwriter or any person controlling any Underwriter shall, notwithstanding any judgment in a currency other than United States dollars, not be discharged until the first business day following receipt by such Underwriter or controlling person of any sum in such other currency, and only to the extent that such Underwriter or controlling person may in accordance with normal banking procedures purchase United States dollars with such other currency. If the United States dollars so purchased are less than the sum originally due to such Underwriter or controlling person hereunder, the Company agrees as a separate obligation and notwithstanding any such judgment, to indemnify such Underwriter or controlling person against such loss. If the United States dollars so purchased are greater than the sum originally due to such Underwriter or controlling person hereunder, such Underwriter or controlling person agrees to pay to the Company an amount equal to the excess of the dollars so purchased over the sum originally due to such Underwriter or controlling person hereunder.

Very truly yours, MANULIFE FINANCIAL CORPORATION
By:	/s/ Peter Levitt
	Name:	Peter Levitt
	Title:	Executive Vice President and Treasurer

[Signature page to the Underwriting Agreement]

Accepted as of the date hereof MORGAN STANLEY & CO. INCORPORATED CITIGROUP GLOBAL MARKETS INC. Acting severally on behalf of themselves and the several Underwriters named in Schedule II hereto
By:	Morgan Stanley & Co. Incorporated

By:	/s/ Yurij Slyz
	Name:	Yurij Slyz
	Title:	Executive Director

By:	Citigroup Global Markets Inc.

By:	/s/ Jack D. McSpadden, Jr.
	Name:	Jack D. McSpadden, Jr.
	Title:	Managing Director

[Signature page to the Underwriting Agreement]

SCHEDULE I

Representatives:	Morgan Stanley & Co. Incorporated Citigroup Global Markets Inc.

Indenture:	Indenture dated as of September 17, 2010, between the Company and the Trustee

Trustee:	The Bank of New York Mellon

Registration Statement File No.:	333-169111

Time of Sale Prospectus	1. Prospectus dated August 30, 2010 relating to the Securities.

2. The preliminary prospectus supplement dated September 13, 2010 relating to the Securities.

3. The free writing prospectus attached hereto as Schedule IV, to be filed by the Company under Rule 433(d) of the Securities Act.

Securities to be purchased:	US$600,000,000 3.40% Senior Notes due 2015

US$500,000,000 4.90% Senior Notes due 2020

Aggregate Principal Amount:	US$1,100,000,000

Purchase Price:	99.504% of the principal amount of the 2015 Notes, plus accrued interest, if any, from September 17, 2010

99.394% of the principal amount of the 2020 Notes, plus accrued interest, if any, from September 17, 2010

Maturity:	September 17, 2015, in the case of the

2015 Notes

September 17, 2020, in the case of the 2020 Notes

Interest Rate:	3.40% per annum, accruing from September 17, 2010, in the case of the 2015 Notes

4.90% per annum, accruing from September 17, 2010, in the case of the 2020 Notes

Interest Payment Dates:	March 17 and September 17 commencing March 17, 2011, in the case of the 2015 Notes

March 17 and September 17 commencing March 17, 2011, in the case of the 2020 Notes

Closing Date and Time:	September 17, 2010 8:00 a.m.

Closing Location:	Shearman & Sterling LLP Commerce Court West 199 Bay Street Suite 4405, P.O. Box 247 Toronto, Ontario M5L 1E8

Address for Notices to Underwriters:	c/o Morgan Stanley & Co. Incorporated 1585 Broadway New York, New York 10036 Facsimile: (212) 761-0260 Attention: General Counsel

— and —

Citigroup Global Markets Inc. 388 Greenwich Street New York, New York 10013 Facsimile: (212) 816-7912 Attention: General Counsel

— with a copy to —

Shearman & Sterling LLP
Commerce Court West
199 Bay Street
Suite 4405, P.O. Box 247
Toronto, Ontario M5L 1E8
Facsimile: (416) 360-2958
Attention: Christopher J.
Cummings, Esq.

Address for Notices to the Company:	Manulife Financial Corporation
200 Bloor Street East
Toronto, Ontario M4W 1E5
Facsimile: (416) 926-5834
Attention: Mr. Peter Levitt

— with a copy to —

Debevoise & Plimpton LLP
919 Third Avenue
New York, New York 10022
Facsimile: (212) 909-6836
Attention: Alan H. Paley, Esq.

SCHEDULE II

	Principal	Principal
	Amount of	Amount of
	2015 Notes To	2020 Notes To
Underwriter	Be Purchased	Be Purchased

Morgan Stanley & Co. Incorporated	$180,000,000	$150,000,000
Citigroup Global Markets Inc.	180,000,000	150,000,000
Banc of America Securities LLC	90,000,000	75,000,000
Goldman, Sachs & Co.	90,000,000	75,000,000
BNP Paribas Securities Corp.	24,000,000	20,000,000
HSBC Securities (USA) Inc.	18,000,000	15,000,000
RBS Securities Inc.	18,000,000	15,000,000

Total	$600,000,000	$500,000,000

II-1

SCHEDULE III
SIGNIFICANT SUBSIDIARIES

		Column 3 — Percentage
	Column 2 — Jurisdiction of	of Direct or Indirect
	Incorporation/Continuance	Ownership of each
	of Significant	Significant Subsidiary
Column 1 — Name of Significant Subsidiary	Subsidiary	by the Corporation

The Manufacturers Life Insurance Company	Canada	100%

John Hancock Life Insurance Company (U.S.A.)	Michigan	100%

John Hancock Life Insurance Company of New York	New York	100%

John Hancock Investment Management Services, LLC	Delaware	100%

Manufacturers Life Reinsurance Limited	Barbados	100%

Manulife Canada Ltd.	Canada	100%

JH Investments (Delaware) LLC	Delaware	100%

The Manufacturers Investment Corporation	Michigan	100%

John Hancock Holdings (Delaware) LLC	Delaware	100%

Manulife Holdings (Alberta) Limited	Alberta	100%

Manulife Holdings (Bermuda) Limited	Bermuda	100%

Berkshire Insurance Services Inc.	Ontario	100%

Manulife Holdings (U.S.A.), LLC	Delaware	100%

III-1

September 14, 2010
Manulife Financial Corporation
US$600,000,000 3.40% SENIOR NOTES DUE 2015

Issuer:	Manulife Financial Corporation (the “Company”)
Title of Securities:	3.40% Senior Notes due 2015 (the “2015 Notes”)
Aggregate Principal Amount Offered:	US$600,000,000
Maturity:	September 17, 2015
Price to Public:	99.854% per 2015 Note and accrued interest, if any
Net Proceeds to the Company before Expenses:	US$597,024,000
Underwriting Discount:	0.35%
Coupon (Interest Rate):	3.400%
Yield:	3.432%
Spread to Benchmark Treasury:	T + 200 basis points
Benchmark Treasury:	1.250% due August 31, 2015
Expected Ratings:(1)	A / A-
Interest Payment Dates:	March 17 and September 17 of each year, beginning on March 17, 2011
Optional Redemption:	The Company may redeem the 2015 Notes, in whole or in part, at any time, and from time to time, at the greater of (i) 100% of the principal amount and (ii) the sum of the present values of the remaining scheduled payments of principal and interest (exclusive of interest accrued to the redemption date) discounted to the redemption date on a semi-annual basis, assuming a 360-day year consisting of twelve 30-day months, at the Treasury Rate plus 30 basis points.
Trade Date:	September 14, 2010
Settlement Date:	September 17, 2010 (T+3)
CUSIP/ISIN:	56501R AA4 / US56501RAA41

	Underwriter	Principal Amount
Active Joint Book-Running Managers:	Morgan Stanley & Co. Incorporated	$180,000,000
	Citigroup Global Markets Inc.	$180,000,000
Passive Joint Book-Running Managers:	Banc of America Securities LLC	$90,000,000
	Goldman, Sachs & Co.	$90,000,000
Co-Managers:	BNP Paribas Securities Corp.	$24,000,000
	HSBC Securities (USA) Inc.	$18,000,000
	RBS Securities Inc.	$18,000,000

(1)	These securities ratings have been provided by S&P and Fitch, respectively. None of these ratings is a recommendation to buy, sell or hold these securities. Each rating may be subject to revision or withdrawal at any time, and should be evaluated independently of any other rating.

US$500,000,000 4.90% SENIOR NOTES DUE 2020

Issuer:	Manulife Financial Corporation (the “Company”)
Title of Securities:	4.90% Senior Notes due 2020 (the “2020 Notes”)
Aggregate Principal Amount Offered:	US$500,000,000
Maturity:	September 17, 2020
Price to Public:	99.844% per 2020 Note and accrued interest, if any
Net Proceeds to the Company before Expenses:	US$496,970,000
Underwriting Discount:	0.450%
Coupon (Interest Rate):	4.900%
Yield:	4.920%
Spread to Benchmark Treasury:	T + 225 basis points
Benchmark Treasury:	2.625% due August 15, 2020
Expected Ratings(1):	A / A-
Interest Payment Dates:	March 17 and September 17 of each year, beginning on March 17, 2011
Optional Redemption:	The Company may redeem the 2020 Notes, in whole or in part, at any time, and from time to time, at the greater of (i) 100% of the principal amount and (ii) the sum of the present values of the remaining scheduled payments of principal and interest (exclusive of interest accrued to the redemption date) discounted to the redemption date on a semi-annual basis, assuming a 360-day year consisting of twelve 30-day months, at the Treasury Rate plus 35 basis points.
Trade Date:	September 14, 2010
Settlement Date:	September 17, 2010 (T+3)
CUSIP/ISIN:	56501R AB2 / US56501RAB24

	Underwriter	Principal Amount
Active Joint Book-Running Managers:	Morgan Stanley & Co. Incorporated	$150,000,000
	Citigroup Global Markets Inc.	$150,000,000
Passive Joint Book-Running Managers:	Banc of America Securities LLC	$75,000,000
	Goldman, Sachs & Co.	$75,000,000
Co-Managers:	BNP Paribas Securities Corp.	$20,000,000
	HSBC Securities (USA) Inc.	$15,000,000
	RBS Securities Inc.	$15,000,000

(1)	These securities ratings have been provided by S&P and Fitch, respectively. None of these ratings is a recommendation to buy, sell or hold these securities. Each rating may be subject to revision or withdrawal at any time, and should be evaluated independently of any other rating.
The Company has filed a registration statement (including a base shelf prospectus dated September 3, 2010) and a preliminary prospectus supplement dated September 13, 2010 (including the base shelf prospectus, the “Prospectus”) with the SEC for the offering to which this communication relates. Before you invest, you should read the Prospectus and the documents incorporated therein by reference that the Company has filed with the SEC for more complete information about the Company and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov or by visiting the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) website, which may be accessed at www.sedar.com. Alternatively, the Company or any underwriter participating in the offering will arrange to send you the Prospectus and any document incorporated therein by reference if you request such documents by contacting Morgan Stanley & Co. Incorporated, 180 Varick Street,

New York, New York 10014, Attention: Prospectus Department, or by calling toll free at 1-866-718-1649; Citigroup Global Markets Inc. Attention: Prospectus Department, Brooklyn Army Terminal, 140 58th Street, 8th Floor, Brooklyn, NY 11220, or by calling toll-free at 1-877-858-5407; Banc of America Securities LLC, 100 West 33rd Street, New York, NY 10001, Attention: Prospectus Department, or by calling 1-800-294-1322; or Goldman, Sachs & Co., Prospectus Department, 200 West Street, New York, NY 10282, or by calling 1-866-471-2526 or emailing prospectus-ny@ny.email.gs.com.